UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

4000, 585 8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F        ☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-276023) of Pembina Pipeline Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date: April 3, 2025	By:	/s/ Janet C. Loduca
Name: Janet C. Loduca

Title: Senior Vice President, External Affairs and Chief
Legal and Sustainability Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Notice of Meeting and Management Information Circular dated March 20, 2025

99.2	Form of Proxy

99.3	Notice and Access Notice (Registered Holders)

99.4	Notice and Access Notice (Beneficial Holders)

99.5	Virtual Meeting Guide